Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-181026

June 3, 2013

Pricing Term Sheet

Beam Inc.

$250,000,000 1.750% Notes due 2018 (the “2018 Notes”)

$250,000,000 3.250% Notes due 2023 (the “2023 Notes”)

Issuer:	Beam Inc. (the “Company”)

Security:	Senior unsecured notes

Principal Amount:	$250,000,000 of 2018 Notes $250,000,000 of 2023 Notes

Maturity:	June 15, 2018 for the 2018 Notes June 15, 2023 for the 2023 Notes

Coupon (Interest Rate):	1.750% for the 2018 Notes 3.250% for the 2023 Notes

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2013, for both the 2018 Notes and the 2023 Notes

Price to Public:	99.871% for the 2018 Notes 99.762% for the 2023 Notes

Benchmark Treasury:	1.000% due May 31, 2018 for the 2018 Notes 1.750% due May 15, 2023 for the 2023 Notes

Benchmark Treasury Yield:	1.027% for the 2018 Notes 2.128% for the 2023 Notes

Spread to Benchmark Treasury:	+75 bps for the 2018 Notes +115 bps for the 2023 Notes

Yield to Maturity:	1.777% for the 2018 Notes 3.278% for the 2023 Notes

Make-whole Call:	At any time at a discount rate of Treasury plus 15 basis points, for the 2018 Notes, and at any time at a discount rate of Treasury plus 20 basis points, for the 2023 Notes.

Par Call:	At any time on and after March 17, 2023 (90 days prior to the maturity date of the 2023 Notes), the Company may redeem the 2023 Notes, in whole or in part, at 100% of the aggregate principal amount of 2023 Notes to be redeemed.

Trade Date:	June 3, 2013

Settlement Date:

June 10, 2013

The Company expects that delivery of the Notes will be made against payment therefore on or about June 10, 2013, which will be the fifth business day following the date of pricing of the Notes, or ‘‘T+5.’’ Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

CUSIP:	073730 AF0 for the 2018 Notes 073730 AG8 for the 2023 Notes

Anticipated Ratings:	Baa2 (Moody’s Investors Service, Inc.) BBB- (Standard & Poor’s Ratings Services) BBB (Fitch Ratings)

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. J.P. Morgan Securities LLC RBS Securities Inc.

Co-Managers:

Citigroup Global Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Wells Fargo Securities, LLC

BBVA Securities Inc.

Crédit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.